                                                                  Exhibit 99 (c)
[DELPHI LOGO]
                                                         NEWS RELEASE
DRIVING TOMORROW'S TECHNOLOGY

FOR RELEASE:  October 16, 2002                        CONTACT:   Brad W. Jackson
                                                                  (248) 813-2626
                                                   brad.w.jackson@delphiauto.com


                   DELPHI REPORTS SOLID THIRD QUARTER RESULTS
                          DRIVEN BY NON-GM SALES GROWTH
      Operating cash flow of $225 million climbs 103 percent year-over-year


         TROY, MICH. -- Delphi Corp. (NYSE: DPH) today reported a solid 64 percent year-over-year increase in earnings for the third quarter 2002 as the company benefited from a 3.5 percent increase in sales revenue while operating at a lower breakeven point due to the impact of restructuring plan savings, material cost reductions and improved margins on new business.
         "Our revenue remained strong during the industry's historically soft third quarter," said Delphi Chairman, CEO and President J.T. Battenberg III. "The growth was primarily driven by stronger than expected non-GM sales that rose 19 percent above year ago levels, in part reflecting the strengthening of the Euro. Further, sales to GM met expectations for the quarter."

         THIRD QUARTER 2002 FINANCIAL HIGHLIGHTS:

         - Revenue of $6.4 billion (up 3.5 percent from $6.2 billion in Q3 2001)
         - Non-GM revenue at 37 percent of total revenue for the quarter at $2.4 billion (up 19 percent from $2 billion in Q3 2001)
         - Net income of $54 million (up 64 percent from $33 million(1) in Q3
           2001)
         - Earnings per share of $0.10, exceeding Thomson First Call consensus estimates by two cents
         - Continued solid operating cash flow of $225 million(2) (up 103 percent from Q3 2001)

         "Our improved margins demonstrate our constant effort to reduce operating costs through structural cost reduction initiatives, material cost savings and benefits from our restructuring initiatives in a magnitude sufficient to more than offset rising pension and health

(1)Adjusted for goodwill amortization of $7 million after-tax. (2)Before restructuring related cash payout of $34 million and dividends.

                                                                  Exhibit 99 (c)
                                     (more)
care costs and continued price pressure," said Delphi Chief Financial Officer Alan S. Dawes. "While operating in a challenging environment, through these efforts we're continuing to see across the board improvements in year-over-year comparisons. We continue to aggressively manage all of these challenges and expect to see future improvements in our margins as revenue growth and cost management initiatives gain traction."
         REVENUE GROWTH
         Q3 2002 represents the third consecutive quarter of year-over-year revenue growth. Non-GM sales, which represent 37 percent of Delphi's total sales, fueled the increase with new business in Passive Occupant Detection systems, engine management systems, Mobile MultiMedia and sales in Delphi's aftermarket division, Product & Service Solutions. Third quarter GM sales of $4.1 billion benefited from stronger year-over-year production schedules offset by price, exited businesses and weakness in GM aftermarket and South America sales. Other business highlights for the quarter include:
              - Delphi's advanced common rail diesel injection system continued its strong growth in Europe during Q3 2002 by expanding its booked common rail business with Renault to approximately $2.5 billion and starting up production on the new PSA Citroen C3.

              - Delphi won a multi-year contract with General Motors to provide the full braking systems on future model mini vans.

              - Fiat Brasil chose Delphi to provide advanced climate control technology on four vehicles produced in Brazil.

              - Delphi's Product & Service Solutions division expanded in North America by announcing key distribution partnerships with Parts Plus and Uni-Select and launching the SKYFI(TM) plug and play satellite radio in a partnership with XM radio.

         OPERATING CASH FLOW
         "In Q3 2002, Delphi generated $225 million in operating cash flow, exceeding our original guidance of $50-$150 million," said Dawes. "Stronger than expected operating cash flow was achieved by improving net income, managing our capital spending to lower levels and aggressively managing working capital." As a result of this solid performance, Delphi reduced its

                                                                  Exhibit 99 (c)

                                     (more)
third quarter ending debt levels to $3.5 billion from $3.7 billion at the end of Q2 2002 and Dawes stated that the company is on track for 2002 year-end debt levels of $3.4 billion or less.
         PRIOR PERIOD RESTRUCTURING PLAN UPDATE
         Delphi continued its previously announced restructuring plans during Q3 2002, further reducing its worldwide headcount by over 1,050 positions as a result of these actions during the quarter. To date, Delphi has completed over 90 percent of its 2002 plan that called for the reduction of 6,100 positions through consolidation activities at over 24 facilities in North America and Europe by March 2003. When completed the combined effects of Delphi's 2001 and 2002 plans are expected to reduce global employment by 17,540.
         PORTFOLIO UPDATE
         Today, Delphi provided an update on its portfolio actions. As previously announced, Delphi is aggressively pursuing a wind down strategy for its global generator product line and is actively supporting customers in the selection of replacement suppliers. Capital expenditures for the remainder of 2002 supporting the generator product line have been greatly curtailed and all 2003 capital expenditures previously planned for the product line have been eliminated.
         Dawes also spoke in regard to Delphi's instrumentation business, "Our mainline strategy for the instrumentation product line is to sharpen the focus of the business in order to achieve suitable financial mileposts," he said. "In parallel, we continue negotiations with several bidders to sell the business. Any sale must be equal or better than our next best alternative."
         Additionally, in the normal course of business, Delphi completed the closure of one facility in Mexico and two facilities in Germany, reducing personnel by 500 positions as a result of these actions. Delphi facility closures in 2002 now total seven.
         PENSION UPDATE
         In light of recent investor interest and calendar year-to-date negative returns on plan assets, Delphi will provide a pension funding update during today's briefing. The update will highlight topics such as Delphi's 0.12 to 1 retiree to plan participant ratio and pension expense and funded status sensitivity.
          "We believe pension obligations are manageable as our strong cash flow combined with low cash outflows from the plan gives us great flexibility to fulfill ongoing pension funding requirements," said Dawes.
         Q4 AND CALENDAR YEAR 2002 OUTLOOK
         Dawes said Q4 2002 revenue and earnings are expected to increase on a year-over-year basis, marking the fourth consecutive quarter of increases. "Revenue is expected to range

                                                                  Exhibit 99 (c)



                                     (more)
between $6.7 billion and $6.8 billion in the fourth quarter and net income is expected to be between $105 and $120 million, with earnings per share between $0.19 and $0.21. Operating cash flow is forecast between $275 and $350 million," he said.
         "We expect the difficult market conditions experienced in the first three quarters of 2002 to persist in the fourth quarter," said Dawes. "In Q4 2002, we anticipate continuing our year-over-year improvement in revenue, earnings and operating cash flow by utilizing the continued benefits of our restructuring initiatives to offset industry headwinds."
         The combination of Delphi's nine-month actuals with its Q4 guidance shows improved year-over-year calendar year results. Delphi's 2002 calendar year revenue is anticipated to be in the $27.2 to $27.3 billion range, and pro forma net income between $502-$517 million with pro forma earnings per share between $0.89 and $0.91. The full-year pro forma guidance excludes the impact of Q1 2002 special charge of $174 million after tax for portfolio and restructuring actions.
         ADDITIONAL INFORMATION
         As is customary, Delphi today will file its 10Q for the third quarter 2002. Delphi Chairman J.T. Battenberg III and CFO Alan Dawes will also sign the 10Q and submit all required certifications in accordance with Securities and Exchange Commission requirements.
         A briefing concerning third quarter results for news media representatives, institutional investors and security analysts will be held at 11 a.m. EDT today. To participate in the briefing, call 800-361-6982 (International: 706-634-5096) up to fifteen minutes prior to the start time and ask to be connected to the Delphi conference call. For the general public, the briefing will be simultaneously audio webcast from the Investor Relations page of www.delphi.com.

FORWARD LOOKING STATEMENTS
All statements contained or incorporated in this press release which address operating performance, events or developments that we expect or anticipate may occur in the future (including statements relating to future sales or earnings expectations, savings expected as a result of our global restructurings or other initiatives, portfolio restructuring plans, volume growth, awarded sales contracts and earnings per share expectations or statements expressing general optimism about future operating results) are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are made on the basis of management's current views and assumptions with respect to future events. Important factors, risks and uncertainties which may cause actual results to differ from those expressed in our forward-looking statements are discussed in detail in our filings with the Securities and Exchange Commission, including our annual report on Form 10-K for the year ended December 31, 2001. In particular, the achievement of projected levels of revenue, earnings, cash flow and debt levels will depend on our ability to execute our portfolio and other global restructuring plans in a manner which satisfactorily addresses any resultant antitrust or labor issues and customer concerns, any contingent liabilities related to divestitures or integration costs associated with acquisitions, and other matters; the success of our efforts to diversify our customer base and still maintain existing GM business; the continued protection and exploitation of our intellectual property to develop new products and enter new markets; and our ability to capture expected benefits of our cost reduction initiatives so as to maintain flexibility to respond to adverse and cyclical changes in general economic conditions and in the automotive industry in each market we operate, including customer cost reduction initiatives, potential increases in warranty costs, pension contributions, healthcare costs, disruptions in the labor, commodities or transportation markets caused by terrorism or war and other changes in the political and regulatory environments where we do business. Delphi does not intend or assume any obligation to update any of these forward-looking statements.
                                     (more)

                                                                  Exhibit 99 (c)

                         HIGHLIGHTS (PRO FORMA RESULTS)

THREE MONTHS ENDED SEPTEMBER 30, 2002 VS. THREE MONTHS ENDED
SEPTEMBER 30, 2001 COMPARISON

SEE FOOTNOTES BELOW FOR AN EXPLANATION OF ADJUSTMENTS TO OUR UNAUDITED GAAP OPERATING RESULTS USED IN CALCULATING OUR PRO FORMA RESULTS.



                                                                                THREE MONTHS ENDED
                                                                                   SEPTEMBER 30,
                                                                              ----------------------
                                                                               2002            2001
                                                                              ------          ------
                                                                     (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Net sales:
  General Motors and affiliates ...........................                   $4,077          $4,238
  Other customers .........................................                    2,369           1,991
                                                                              ------          ------
     Total net sales ......................................                    6,446           6,229

Less operating expenses:
  Cost of sales, excluding items listed below .............                    5,695           5,540
  Selling, general and administrative .....................                      368             348
  Depreciation and amortization ...........................                      258             251  (a)
                                                                              ------          ------
Operating income ..........................................                      125              90  (a)

Less interest expense .....................................                       49              57
Other income, net .........................................                        9              17
                                                                              ------          ------
Income before income taxes ................................                       85              50  (a)
Less income tax expense ...................................                       31              17  (a)
                                                                              ------          ------

Net income ................................................                   $   54          $   33  (a)
                                                                              ======          ======
Gross margin ..............................................                     11.7%           11.1%

Operating income margin ...................................                      1.9%            1.4% (a)

Net income margin .........................................                      0.8%            0.5% (a)

---------------------------------------------------------------------------------------------------------------

Basic and diluted earnings per share, 559 million (basic) and 562 million
  (diluted) shares outstanding, respectively, in 2002 and 560 million (basic)
  and 566 million (diluted)
  shares outstanding, respectively, in 2001................                   $ 0.10          $ 0.06  (a)
                                                                              ======          ======
---------------------------------------------------------------------------------------------------------------


       (a) In accordance with new accounting rules, we stopped amortizing goodwill effective January 1, 2002. For ease of comparison and consistency, for the three months ended September 30, 2001, we have excluded goodwill amortization of $9 million ($7 million after-tax). Including this item, depreciation and amortization was $260 million, operating income was $81 million, income before income taxes was $41 million, income tax expense was $15 million, net income was $26 million, and basic and diluted earnings per share was $0.05.

                                     -more-

                                                                  Exhibit 99 (c)

HIGHLIGHTS (PRO FORMA RESULTS)

NINE MONTHS ENDED SEPTEMBER 30, 2002 VS. NINE MONTHS ENDED
SEPTEMBER 30, 2001 COMPARISON

SEE FOOTNOTES BELOW FOR AN EXPLANATION OF ADJUSTMENTS TO OUR UNAUDITED GAAP OPERATING RESULTS USED IN CALCULATING OUR PRO FORMA RESULTS.



                                                                                  NINE MONTHS ENDED
                                                                                     SEPTEMBER 30,
                                                                                ----------------------
                                                                                 2002            2001
                                                                                ------          ------
                                                                        (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Net sales:
  General Motors and affiliates.................................              $ 13,379        $  13,328
  Other customers...............................................                 7,077            6,380
                                                                              --------        ---------
     Total net sales............................................                20,456           19,708

Less operating expenses:
  Cost of sales, excluding items listed below...................                17,879  (a)      17,465
  Selling, general and administrative...........................                 1,091            1,089
  Depreciation and amortization.................................                   749              744  (b)
                                                                              --------        ---------
Operating income................................................                   737  (a)         410  (b)

Less interest expense...........................................                   144              169
Other income, net...............................................                    27               41  (b)
                                                                              --------        ---------
Income before income taxes......................................                   620  (a)         282  (b)
Less income tax expense.........................................                   223  (a)          98  (b)
                                                                              --------        ---------
Net income .....................................................              $    397  (a)   $     184  (b)
                                                                              ========        =========
Gross margin....................................................                  12.6% (a)        11.4%

Operating income margin.........................................                   3.6% (a)         2.1% (b)

Net income margin...............................................                   1.9% (a)         0.9% (b)


---------------------------------------------------------------------------------------------------------------


Basic earnings per share, 560 million shares outstanding in both
  2002 and 2001.................................................              $   0.71  (a)   $    0.33  (b)
                                                                              ========        =========

Diluted earnings per share, 565 million shares outstanding in
  both 2002 and 2001............................................              $   0.70  (a)   $    0.33  (b)
                                                                              ========        =========
---------------------------------------------------------------------------------------------------------------


       (a) Excludes the net restructuring and product line charges of $262 million ($174 million after-tax). Including these items, cost of sales was $17,916 million, operating income was $475 million, income before income taxes was $358 million, income tax expense was $135 million, net income was $223 million, basic earnings per share was $0.40 and diluted earnings per share was $0.39.

       (b) Excludes the restructuring and impairment charges of $617 million ($404 million after-tax). In addition, in accordance with new accounting rules, we stopped amortizing goodwill effective January 1, 2002. For ease of comparison and consistency, for the nine months ended September 30, 2001, we have excluded goodwill amortization of $24 million ($19 million after-tax). Including these items, depreciation and amortization was $831 million, operating loss was $213 million, other income, net was $23 million, loss before income taxes was $359 million, income tax benefit was $120 million, net loss was $239 million, and basic and diluted loss per share was $0.43.

                                                                  Exhibit 99 (c)

HIGHLIGHTS (PRO FORMA RESULTS)

                            SECTOR FINANCIAL RESULTS

SEE FOOTNOTES BELOW FOR AN EXPLANATION OF ADJUSTMENTS TO OUR UNAUDITED GAAP OPERATING RESULTS USED IN CALCULATING OUR PRO FORMA RESULTS.


                                                                          THREE MONTHS ENDED SEPTEMBER 30,
                                                                          --------------------------------
                                                                                                  2002              2001
                                                                2002            2001           OPERATING         OPERATING
                      SECTOR                                   SALES           SALES         INCOME (LOSS)     INCOME (LOSS)
                      ------                                   -----           -----         -------------     -------------
                                                                                   (IN MILLIONS)
Electronics & Mobile Communication
  Mobile MultiMedia .................................        $    61          $    75          $    (9)        $    (10)
  Other Electronics & Mobile Communication ..........          1,138            1,088               89               73 (c)
                                                             -------          -------          -------         --------
    Total ...........................................          1,199            1,163               80               63 (c)

Safety, Thermal & Electrical Architecture ...........          2,294            2,159               85               63 (c)

Dynamics & Propulsion ...............................          3,018            2,994              (20)             (21)(c)

Other ...............................................            (65)             (87)             (20)             (15)(c)
                                                             -------          -------          -------         --------
    Total ...........................................        $ 6,446          $ 6,229          $   125         $     90 (c)
                                                             =======          =======          =======         ========



                                                                                NINE MONTHS ENDED SEPTEMBER 30,
                                                                                -------------------------------
                                                                                                  2002              2001
                                                                2002            2001           OPERATING         OPERATING
                      SECTOR                                   SALES           SALES         INCOME (LOSS)     INCOME (LOSS)
                      ------                                   -----           -----         -------------     -------------
                                                                                   (IN MILLIONS)
Electronics & Mobile Communication
  Mobile MultiMedia................................          $   241          $   288          $   (19)        $    (20)
  Other Electronics & Mobile Communication........             3,516            3,346              343 (a)          251 (b)(c)
                                                             -------          -------          -------         --------
    Total..........................................            3,757            3,634              324 (a)          231 (b)(c)

Safety, Thermal & Electrical Architecture..........            7,237            6,811              407 (a)          243 (b)(c)

Dynamics & Propulsion..............................            9,718            9,549               66 (a)            5 (b)(c)

Other..............................................             (256)            (286)             (60)(a)          (69)(b)(c)
                                                             -------          -------          -------         --------
    Total..........................................          $20,456          $19,708          $   737 (a)     $    410 (b)(c)
                                                             =======          =======          =======         ========
------------------------------------------------------------------------------------------------------------------------------



       (a) Excludes the net restructuring and product line charges of $20 million for Electronics & Mobile Communication, $101 million for Safety, Thermal & Electrical Architecture, $126 million for Dynamics & Propulsion and $15 million for Other.

       (b) Excludes the restructuring and asset impairment charges of $78 million for Electronics & Mobile Communication, $214 million for Safety, Thermal & Electrical Architecture, $280 million for Dynamics & Propulsion and $27 million for Other.

       (c) For comparative purposes, the three months ended September 30, 2001 excludes goodwill amortization of $9 million with $1 million for Electronics & Mobile Communication, $3 million for Safety, Thermal & Electrical Architecture and $5 million for Dynamics & Propulsion. The nine months ended September 30, 2001 excludes goodwill amortization of $24 million with $3 million for Electronics & Mobile Communication, $7 million for Safety, Thermal & Electrical Architecture, $12 million for Dynamics & Propulsion and $2 million for Other.
                                     -more-

                                                                  Exhibit 99 (c)

HIGHLIGHTS

LIQUIDITY AND CAPITAL RESOURCES

SEE FOOTNOTES BELOW FOR AN EXPLANATION OF ADJUSTMENTS TO OUR UNAUDITED GAAP OPERATING RESULTS USED IN CALCULATING OUR PRO FORMA RESULTS.


BALANCE SHEET DATA:
(in millions)



                                        SEPTEMBER 30,        DECEMBER 31,       SEPTEMBER 30,
                                            2002                2001                2001
                                        -------------        ------------       -------------


Cash and cash equivalents...........      $   707            $   757               $   758

Debt ...............................        3,455              3,353                 3,515
                                          -------            -------               -------
     Net liquidity..................      $(2,748)           $(2,596)              $(2,757)
                                          -------            -------               -------
Stockholders' equity................      $ 2,352 (a)        $ 2,312  (a)          $ 3,287
                                          =======            =======               =======




RECONCILIATION OF NET LIQUIDITY:
(in millions)


    Net liquidity at December 31, 2001............................                        $(2,596)

           Net income.............................................           397  (b)
           Depreciation and amortization..........................           749
           Capital expenditures...................................          (710)
           Other, net.............................................           372  (b)
                                                                          ------
        Operating cash flow less capital expenditures.............                            808 (b)
        Pension contribution......................................                           (400)
        Cash paid for restructuring and product line charges......                           (279)(b)(c)
        Amount paid to GM for separation related obligations......                           (143)
        Dividends and other non-operating.........................                           (138)
                                                                                          -------

    Net liquidity at September 30, 2002...........................                        $(2,748)
                                                                                          =======


---------------------------------------------------------------------------------------------------------------------




       (a) Includes a pension charge to equity of $830 million after-tax. Excluding this pension charge, stockholders' equity would be $3,182 as of September 30, 2002 and $3,142 million as of December 31, 2001.

       (b) Excludes the impact of the first quarter 2002 net restructuring and product line charges of $262 million ($174 million after-tax). Total cash outflows associated with the 2002 charges and 2001 product line impairment charges are expected to be $275 million, of which $165 million was paid in the first nine months of 2002.

       (c) Total cash outflows associated with the 2001 restructuring charge were $457 million, of which $114 million was paid in the first nine months of 2002.

                                                                  Exhibit 99 (c)

                    CONSOLIDATED STATEMENTS OF OPERATIONS (a)



                                                                            THREE MONTHS ENDED
                                                                                SEPTEMBER 30,
                                                                       -----------------------------
                                                                           2002               2001
                                                                       ----------         ----------
                                                                      (IN MILLIONS, EXCEPT PER SHARE
                                                                                 AMOUNTS)

             Net sales:
                General Motors and affiliates...................         $   4,077         $   4,238
                Other customers.................................             2,369             1,991
                                                                         ---------         ---------
                  Total net sales...............................             6,446             6,229
                                                                         ---------         ---------

             Operating expenses:
                Cost of sales, excluding items listed below.....             5,695             5,540
                Selling, general and administrative.............               368               348
                Depreciation and amortization...................               258               260
                                                                         ---------         ---------
                  Total operating expenses......................             6,321             6,148
                                                                         ---------         ---------

             Operating income...................................               125                81
             Less interest expense..............................                49                57
             Other income, net..................................                 9                17
                                                                         ---------         ---------
             Income before income taxes.........................                85                41
             Income tax expense.................................                31                15
                                                                         ---------         ---------
             Net income.........................................         $      54         $      26
                                                                         =========         =========
               Earnings per share
                 Basic and diluted..............................         $    0.10         $    0.05
                                                                         =========         =========


       (a) Prepared in accordance with accounting principles generally accepted in the United States of America, on an unaudited basis.

                                     -more-

                                                                  Exhibit 99 (c)

                    CONSOLIDATED STATEMENTS OF OPERATIONS (a)


                                                                              NINE MONTHS ENDED
                                                                                SEPTEMBER 30,
                                                                       -----------------------------
                                                                           2002               2001
                                                                       ----------         ----------
                                                                       (IN MILLIONS, EXCEPT PER SHARE
                                                                                  AMOUNTS)

             Net sales:
                General Motors and affiliates...................         $  13,379        $   13,328
                 Other customers.................................            7,077             6,380
                                                                         ---------        ----------
                  Total net sales...............................            20,456            19,708
                                                                         ---------        ----------
             Operating expenses:
                Cost of sales, excluding items listed below.....            17,916            17,465
                Selling, general and administrative.............             1,091             1,089
                Depreciation and amortization...................               749               831
                Restructuring...................................               225               536
                                                                         ---------        ----------
                  Total operating expenses......................            19,981            19,921
                                                                         ---------        ----------

             Operating income (loss)............................               475              (213)
             Less interest expense..............................               144               169
             Other income, net..................................                27                23
                                                                         ---------        ----------
             Income (loss) before income taxes..................               358              (359)
             Income tax expense (benefit).......................               135              (120)
                                                                         ---------        ----------

             Net income (loss)..................................         $     223        $     (239)
                                                                         =========        ==========
               Earnings (loss) per share
                 Basic..........................................         $    0.40        $    (0.43)
                                                                         =========        ==========
                 Diluted........................................         $    0.39        $    (0.43)
                                                                         =========        ==========


       (a) Prepared in accordance with accounting principles generally accepted in the United States of America, on an unaudited basis.

                                     -more-

                                                                  Exhibit 99 (c)

                         CONSOLIDATED BALANCE SHEETS (a)



                                                                     SEPTEMBER 30,    DECEMBER 31,
                                                                          2002           2001
                                                                          ----           ----

                                                                               (IN MILLIONS)
                                     ASSETS
             Current assets:
               Cash and cash equivalents...........................  $     707         $     757
               Accounts receivable, net:
                  General Motors and affiliates....................      3,254             2,829
                  Other customers..................................      1,880             1,778
                  Inventories, net.................................      1,711             1,621
                  Deferred income taxes............................        323               319
                  Prepaid expenses and other.......................        172               194
                                                                     ---------         ---------
                    Total current assets...........................      8,047             7,498

             Long-term assets:
               Property, net.......................................      5,763             5,724
               Deferred income taxes...............................      3,126             3,152
               Goodwill, net.......................................        671               630
               Other...............................................      1,596             1,598
                                                                     ---------         ---------
             Total assets..........................................  $  19,203         $  18,602
                                                                     =========         =========
                      LIABILITIES AND STOCKHOLDERS' EQUITY
             Current liabilities:
               Notes payable and current portion of
                  long-term debt...................................  $   1,393         $   1,270
               Accounts payable....................................      3,101             2,779
               Restructuring obligations...........................         52               121
               Accrued liabilities.................................      1,794             1,680
                                                                     ---------         ---------
                  Total current liabilities........................      6,340             5,850

             Long-term liabilities:
               Long-term debt......................................      2,062             2,083
               Pension benefits....................................      1,963             2,146
               Postretirement benefits other than pensions.........      5,013             4,702
               Other...............................................      1,473             1,509
                                                                     ---------         ---------
                  Total liabilities................................     16,851            16,290
                                                                     ---------         ---------

             Stockholders' equity:
                Common stock, $0.01 par value, 1,350 million
                shares authorized, 565 million shares issued in
                2002 and 2001......................................          6                 6
               Additional paid-in capital..........................      2,446             2,450
               Retained earnings...................................      1,449             1,343
               Minimum pension liability...........................       (830)             (830)
               Accumulated other comprehensive loss, excluding
                   minimum pension liability.......................       (611)             (567)
                Treasury stock, at cost............................       (108)              (90)
                                                                     ---------         ---------
                  Total stockholders' equity.......................      2,352             2,312
                                                                     ---------         ---------
             Total liabilities and stockholders' equity............  $  19,203         $  18,602
                                                                     =========         =========


       (a) Prepared in accordance with accounting principles generally accepted in the United States of America, on an unaudited basis.


                                     -more-

                                                                  Exhibit 99 (c)

                    CONSOLIDATED STATEMENTS OF CASH FLOWS (a)



                                                                               NINE MONTHS ENDED
                                                                                  SEPTEMBER 30,
                                                                             -----------------------
                                                                              2002             2001
                                                                             -------         -------
                                                                                  (IN MILLIONS)

             Cash flows from operating activities:
                Net income (loss).....................................    $    223         $   (239)
                Adjustments to reconcile net income (loss) to net
                  cash provided by operating activities:
                  Depreciation and amortization, excluding
                    amortization of goodwill...........................        749              807
                  Amortization of goodwill.............................         --               24
                  Deferred income taxes................................          9             (244)
                  Restructuring........................................        225              536
                Changes in operating assets and liabilities:
                  Accounts receivable, net.............................       (535)              38
                  Inventories, net.....................................        (95)             (66)
                  Prepaid expenses and other...........................         40               67
                  Accounts payable.....................................        322              231
                  Restructuring obligations............................       (279)            (250)
                  Accrued liabilities..................................        134             (142)
                  Other long-term liabilities..........................         69              202
                  Other................................................       (166)             (80)
                                                                          --------         --------
                    Net cash provided by operating activities..........        696              884
                                                                          --------         --------
             Cash flows from investing activities:
                Capital expenditures...................................       (710)            (734)
                Cost of acquisitions, net of cash acquired.............         --             (313)
                Other..................................................         58               (5)
                                                                          --------         --------
                    Net cash used in investing activities..............       (652)          (1,052)
                                                                          --------         --------
             Cash flows from financing activities:
                Net proceeds from (repayments of) borrowings under
                  credit facilities and other debt.....................        102             (174)
                Net proceeds from issuance of debt securities..........         --              498
                Dividend payments......................................       (117)            (117)
                Issuance (purchases) of treasury stock, net............        (22)               6
                                                                          --------         --------
                    Net cash (used in) provided by financing
                      activities.......................................        (37)             213
                                                                          --------         --------
             Effect of exchange rate fluctuations on cash and cash
                equivalents............................................        (57)             (47)
                                                                          --------         --------

             Decrease in cash and cash equivalents.....................        (50)              (2)
             Cash and cash equivalents at beginning of period..........        757              760
                                                                          --------         --------
             Cash and cash equivalents at end of period................   $    707         $    758
                                                                          ========         ========



       (a) Prepared in accordance with accounting principles generally accepted in the United States of America, on an unaudited basis.


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